Classover Holdings, Inc.

450 7th Avenue, Suite 905

New York, NY 10123

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention: Rebekah Reed; Mara Ransom

Re:	Classover Holdings, Inc.
Registration Statement on Form S-1
File No. 333-287044

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Classover Holdings, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, September 30, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Hui Luo
Hui Luo
Chief Executive Officer